Exhibit 99.9

CURALEAF ANNOUNCES AGREEMENT TO ACQUIRE NATURAL REMEDY PATIENT CENTER IN ARIZONA

Curaleaf continues its Arizona expansion, adding tenth dispensary in the state

WAKEFIELD, Mass. -- Dec. 23, 2021 /PRNewswire/ -- Curaleaf Holdings, Inc. (CSE: CURA / OTCQX: CURLF) ("Curaleaf" or the "Company"), a leading international provider of consumer products in cannabis, today announced that it has entered into a definitive agreement to acquire Natural Remedy Patient Center, LLC ("Natural Remedy"), a Safford, Arizona dispensary, in a cash and stock transaction valued at approximately US$13 million (the “Transaction”). The Transaction is expected to close in January 2022, subject to customary approvals and conditions. Upon close, this transaction will increase the Company's retail footprint to 118 dispensaries across the country.

In mid-2022, Curaleaf intends to relocate the Safford retail store to a new, flagship 9,000 square foot dispensary located at 16277 N. Greenway Hayden Loop, Scottsdale, Arizona. Curaleaf’s new Scottsdale dispensary will be one of just five in the city and will be strategically located at the highly trafficked intersection of Frank Lloyd Wright Boulevard and N. Greenway Hayden Loop in the Scottsdale Airpark. Curaleaf will continue to operate and serve patients and consumers from the Safford dispensary until the Scottsdale relocation is complete. After the close of the Company’s previously announced acquisition of Tryke Companies, which is expected in the second half of 2022, Curaleaf’s retail footprint in Arizona will increase to 12 dispensaries.

Joseph Bayern, CEO of Curaleaf, stated, “Arizona remains an important expansion market for Curaleaf, and we are excited to add our tenth retail dispensary in the state. We are also looking forward to relocating this dispensary to our new, highly trafficked flagship location in Scottsdale next year. Overall, our acquisition of Natural Remedy aligns with our strategy to continue expanding our leading U.S. presence both organically and through M&A.”

Under the terms of the agreement, Curaleaf will pay US$12 million in cash and total share consideration of US$1 million of subordinate voting shares of Curaleaf based on the market price during the period before closing ("Curaleaf Shares"). The Curaleaf Shares will be subject to a two-year lockup period from the date of close.

About Curaleaf Holdings

Curaleaf Holdings, Inc. (CSE: CURA) (OTCQX: CURLF) ("Curaleaf") is a leading international provider of consumer products in cannabis with a mission to improve lives by providing clarity around cannabis and confidence around consumption. As a high-growth cannabis company known for quality, expertise and reliability, the Company and its brands, including Curaleaf and Select, provide industry-leading service, product selection and accessibility across the medical and adult-use markets. In the United States, Curaleaf currently operates in 23 states with 115 dispensaries, 25 cultivation sites, and employs over 5,200 team members. Curaleaf International is the largest vertically integrated cannabis company in Europe with a unique supply and distribution network throughout the European market, bringing together pioneering science and research with cutting-edge cultivation, extraction and production. Curaleaf is listed on the Canadian Securities Exchange under the symbol CURA and trades on the OTCQX market under the symbol CURLF. For more information, please visit https://ir.curaleaf.com.

Curaleaf IR Twitter Account: https://twitter.com/Curaleaf_IR

Investor Toolkit: https://ir.curaleaf.com/investor-toolkit

Investor Relations Website: https://ir.curaleaf.com/

Forward Looking Statements

This media advisory contains forward–looking statements and forward–looking information within the meaning of applicable securities laws. These statements relate to future events or future performance. All statements other than statements of historical fact may be forward–looking statements or information. Generally, forward-looking statements and information may be identified by the use of forward-looking terminology such as "plans", "expects", "proposed", "is expected", "intends", "anticipates", or "believes", or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. More particularly and without limitation, this news release contains forward–looking statements and information concerning the completion of the acquisition of Natural Remedy Patient Center, LLC ("Natural Remedy") and its impacts on the combined business of Curaleaf and Natural Remedy. Such forward-looking statements and information reflect management's current beliefs and are based on assumptions made by and information currently available to the company with respect to the matter described in this new release. Forward-looking statements involve risks and uncertainties, which are based on current expectations as of the date of this release and subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including, amongst other risk factors, the ability of Curaleaf to successfully complete the acquisition of Natural Remedy and successfully integrate the business of Natural Remedy and their respective corporate cultures; the potential delays or failures to receive required regulatory approvals; and the risks that actual financial results of Natural Remedy will not meet expectations. Additional information about these assumptions and risks and uncertainties is contained under "Risk Factors and Uncertainties" in the Company's latest annual information form filed April 28, 2021, which is available under the Company's SEDAR profile at http://www.sedar.com, and in other filings that the Company has made and may make with applicable securities authorities in the future. Forward-looking statements contained herein are made only as to the date of this press release and we undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. We caution investors not to place considerable reliance on the forward-looking statements contained in this press release. The Canadian Securities Exchange has not reviewed, approved or disapproved the content of this news release.

Investor Contact:

Curaleaf Holdings, Inc.

Carlos Madrazo, SVP Head of IR & Capital Markets

IR@curaleaf.com

Media Contact:

Curaleaf Holdings, Inc.

Tracy Brady, VP Corporate Communications

Media@curaleaf.com